Special Money Market Fund, Inc.
Annual period ending 6/30/05
File No. 811-5951

SUB-ITEM 77-C
Submission of Matters to a Vote of Security Holders

A Special Meeting of Shareholders was held on February 17, 2005. At this meeting the shareholders approved the following proposal:

To approve an agreement and plan of reorganization between Special Money Market Fund, Inc. and MoneyMart Assets, Inc.

The result of the proxy solicitation on the preceding matter was:

Votes
For

Votes
Against

Abstentions

65,983,802
2,394,614
2,981,660